UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 3)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements Items 6, 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2008 (as amended, the “Schedule 14D-9”) by Packeteer, Inc., (the “Company”), a Delaware corporation, relating to a cash tender offer (the “Offer”) to purchase all of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $7.10 per Share net to sellers in cash, without interest and subject to any required withholding taxes, made by Cooper Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Blue Coat Systems, Inc., a Delaware corporation (“Blue Coat”), disclosed in a Tender Offer Statement on Schedule TO, filed with the SEC on May 1, 2008 (as amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in Purchaser’s offer to purchase, dated May 1, 2008 (as amended or supplemented from time to time), and the related letter of transmittal (as amended or supplemented from time to time), which are filed as exhibits to the Schedule TO.
     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.
Item 6. Interest in Securities of the Subject Company.
     Item 6 is hereby amended and supplemented as follows:
     Except as described below and except as disclosed in the Schedule 14D-9 previously filed by the Company, as subsequently amended, no transactions with respect to the Company’s common stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

	Date of	Nature of	Number of Shares of		Purchase/Sale
Name	Transaction	Transaction	Common Stock (1)		Price
Dave Côté	5/28/08	Exercise of stock options	350,000	(2)	$3.50
Dave Côté	5/28/08	Sale	246,200	(3)	$7.07
David Yntema	5/28/08	Exercise of stock options	43,541	(4)	$4.71
David Yntema	5/28/08	Sale	34,400	(5)	$7.07
Dave Côté	5/30/08	Sale	106,606		$7.10
Manual R. Freitas	5/30/08	Sale	944		$7.10
Nelu Mihai	5/30/08	Sale	4,709		$7.10
Greg Pappas	5/30/08	Sale	12,256		$7.10
Ray Smets	5/30/08	Sale	1,000		$7.10
David Winikoff	5/30/08	Sale	1,905		$7.10
David C. Yntema	5/30/08	Sale	44,575	(6)	$7.10
Steven J. Campbell	5/30/08	Sale	340,896	(7)	$7.10
Craig W. Elliot	5/30/08	Sale	32,650	(8)	$7.10
Joseph A. Graziano	5/30/08	Sale	175,000		$7.10
L. William Krause	5/30/08	Sale	5,000		$7.10
Bernard F. (Bud) Mathaisel	5/30/08	Sale	11,000		$7.10
Gregory E. Myers	5/30/08	Sale	5,000		$7.10
Peter Van Camp	5/30/08	Sale	5,000		$7.10
(1)	Unless otherwise noted, shares sold were held directly by the officer and/or director.

(2)	The shares were acquired at the following option exercise price: 350,000 shares at $3.50.

(3)	The shares were sold at the following price: 246,200 shares at $7.07.

(4)	The shares were acquired at the following option exercise price: 43,541 shares at $4.71. Shares were held by the David C. Yntema Trust, of which Mr. Yntema is trustee.

(5)	The shares were sold at the following price: 34,400 shares at $7.07. Shares were sold by the David C. Yntema Trust, of which Mr. Yntema is trustee.

(6)	Shares were sold by the David C. Yntema Trust, of which Mr. Yntema is trustee.

(7)	Shares were sold by the Steven J. Campbell Rev Trust DTD 5/22/2000, of which Mr. Campbell is trustee.

(8)	Includes 24,650 shares that were sold by the Craig W. Elliot & Lisa A. Elliott TR Elliott Family Revocable Trust UA 11/09/99, of which Mr. Elliott is trustee and 8,000 shares that were sold by the Elliott Children’s Trust for the benefit of Mr. Elliott’s minor children, of which Wells Fargo is trustee.
Item 8. Additional Information.
     Item 8 is hereby amended and supplemented by adding the following text thereto:
     The initial period of the Offer expired at 5:00 p.m., New York City time, on May 30, 2008. According to Blue Coat and Purchaser, approximately 29,694,108 Shares were validly tendered and accepted for payment by Purchaser. Such Shares, together with the 3,559,117 Shares previously purchased by Blue Coat, represent 89.6% of the Shares outstanding as of the expiration of the Offer.
     Blue Coat and Purchaser also announced the commencement of a subsequent offering period during which Company stockholders may tender Shares for purchase at $7.10 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes. The subsequent offering period commenced Friday, May 30, 2008 and is scheduled to expire at 5:00 p.m. New York City time on Thursday, June 5, 2008, unless Blue Coat extends the subsequent offering period.
     Pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of April 20, 2008 among the Company, Blue Coat and Purchaser, Purchaser will be merged with and into the Company, and each outstanding Share not tendered into the Offer, including in the subsequent offering period (other than Shares held by the Company, Blue Coat, any of their wholly-owned subsidiaries, or stockholders who properly perfect appraisal rights under Delaware law), will be converted into the right to receive $7.10 per Share in cash, without interest thereon, less applicable withholding taxes. Following the consummation of the Merger, the Company will continue as the surviving corporation and a wholly-owned subsidiary of Blue Coat. Assuming Purchaser has acquired at least 90% of the outstanding Shares following the expiration of the subsequent offering period, as may be extended, the Merger is expected to occur promptly thereafter.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PACKETEER, INC.
By:	/s/ Dave Côté
Dave Côté President and Chief Executive Officer

Date: June 2, 2008